UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                ----------------

                                 SCHEDULE 13D

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(a)

                         (Amendment No. __________ )(1)

                          The Sports Club Company, Inc.
                                (Name of Issuer)

                     Common Stock, par value $0.01 per share
                         (Title of Class of Securities)

                                    84917P10
                                 (CUSIP Number)

                              Ms. Stephney Costello
                                Palisade Capital
                                One Bridge Plaza
                           Fort Lee, New Jersey 07024
                                 (201) 585-7733
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                 March 31, 2003
             (Date of Event which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box |_|.

          Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)
                              (Page 1 of 10 Pages)

----------
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 84917P10                     13D                    Page 2 of 10 Pages


--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

Palisade Capital Management, L.L.C.*
IRS Identification No. 22-3330049
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  |_|
                                                                 (b)  |X|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

WC
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|

Not Applicable
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

New Jersey
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    **
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        **
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           **
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    **
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0**
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES   |_|

Not Applicable
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.00**%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

IA
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

* Palisade Capital Management, L.L.C. ("Palisade Capital") is a registered investment advisor which has discretionary authority over the accounts of its clients. Palisade Capital serves as the investment manager of Palisade Concentrated Equity Partnership, L.P. (the "Fund" and together with Palisade Capital, the "Reporting Persons" ) and in such capacity has voting power and investment authority with respect to the Fund.

** On March 31, 2003, the Fund entered into a term sheet and on April 9, 2003, the Fund entered into an amended and restated term sheet (the "Term Sheet") with Rex Licklider ("Licklider"), David Michael Talla ("Talla"), Millennium Partners LLC, Millennium

CUSIP No. 84917P10                     13D                    Page 3 of 10 Pages


      Entertainment Partners LP, MDP Ventuers I LLC, MDP Ventures II LLC, Millennium Development Partners L.P. (collectively, the "Millennium Entities"), and Kayne Anderson Capital Advisors L.P. ("Kayne", and together with Licklider, Talla and the Millennium Entities, the "Other Parties"). The Fund and the Other Parties are referred to herein as the "Term Sheet Parties." Licklider, Talla, the Millennium Entities and Kayne are significant beneficial owners of the Issuer's common stock and have filed either a Schedule 13D or Schedule 13G pursuant to the Act. The Term Sheet sets forth a non-binding preliminary plan for the Term Sheet Parties to consummate a "going private transaction" whereby the Fund, certain or all of the Millennium Entities and Licklider would fund the acquisition of all of the Issuer's outstanding common stock, other than shares of common stock held by the Term Sheet Parties and certain other specified stockholders. As a result of executing the Term Sheet, one or both of the Reporting Persons may be deemed to have formed a "group" with the Other Parties for purposes of Section 13(d) of the Act and the rules promulgated thereunder. Accordingly, each of the Reporting Persons may be deemed to be the beneficial owner of the shares of the Issuer's common stock beneficially owned by the Other Parties as reported on their respective
      Schedule 13D or Schedule 13G. Each of the Reporting Persons expressly disclaims beneficial ownership of the Issuer's common stock beneficially owned by the Other Parties. Additionally, each Reporting Person expressly disclaims any assertion or presumption that such Reporting Person and the Other Parties constitute a "group." See below for further information.

CUSIP No. 84917P10                     13D                    Page 4 of 10 Pages


--------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

Palisade Concentrated Equity Partnership, L.P.*
IRS Identification No. 22-369993
--------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  |_|
                                                                 (b)  |X|
--------------------------------------------------------------------------------
3    SEC USE ONLY


--------------------------------------------------------------------------------
4    SOURCE OF FUNDS*

WC
--------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   |_|

Not Applicable
--------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OF ORGANIZATION

United States
--------------------------------------------------------------------------------
               7    SOLE VOTING POWER

                    **
               -----------------------------------------------------------------
  NUMBER OF    8    SHARED VOTING POWER
   SHARES
BENEFICIALLY        **
  OWNED BY     -----------------------------------------------------------------
    EACH       9    SOLE DISPOSITIVE POWER
  REPORTING
   PERSON           **
    WITH       -----------------------------------------------------------------
               10   SHARED DISPOSITIVE POWER

                    **
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

0.00%**
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES   |_|

Not Applicable
--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

0.00**%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

PN
--------------------------------------------------------------------------------
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

* Palisade Concentrated Equity Partnership, L.P. (the "Fund") is an investment partnership. Palisade Capital, which serves as the investment manager of the Fund, has voting power and investment authority with respect to the Fund.

** On March 31, 2003, the Fund entered into a term sheet and on April 9, 2003, the Fund entered into an amended and restated term sheet (the "Term Sheet") with Rex Licklider ("Licklider"), David Michael Talla ("Talla"), Millennium Partners LLC, Millennium Entertainment Partners LP, MDP Ventuers I LLC, MDP Ventures II LLC, Millennium Development Partners L.P. (collectively, the "Millennium Entities"), and Kayne Anderson Capital Advisors L.P. ("Kayne", and together with Licklider, Talla and the Millennium Entities, the "Other Parties"). The Fund and the Other Parties are referred to herein as the "Term Sheet Parties." Licklider, Talla, the

CUSIP No. 84917P10                     13D                    Page 5 of 10 Pages


      Millennium Entities and Kayne are significant beneficial owners of the Issuer's common stock and have filed either a Schedule 13D or Schedule 13G pursuant to the Act. The Term Sheet sets forth a non-binding preliminary plan for the Term Sheet Parties to consummate a "going private transaction" whereby the Fund, certain or all of the Millennium Entities and Licklider would fund the acquisition of all of the Issuer's outstanding common stock, other than shares of common stock held by the Term Sheet Parties and certain other specified stockholders. As a result of executing the Term Sheet, one or both of the Reporting Persons may be deemed to have formed a "group" with the Other Parties for purposes of
      Section 13(d) of the Act and the rules promulgated thereunder. Accordingly, each of the Reporting Persons may be deemed to be the beneficial owner of the shares of the Issuer's common stock beneficially owned by the Other Parties as reported on their respective Schedule 13D or
      Schedule 13G. Each of the Reporting Persons expressly disclaims beneficial ownership of the Issuer's common stock beneficially owned by the Other Parties. Additionally, each Reporting Person expressly disclaims any assertion or presumption that such Reporting Person and the Other Parties constitute a "group." See below for further information.

Item 1. Security and Issuer

      This statement relates to the common stock, par value $0.01 per share, of The Sports Club Company, Inc. (the "Issuer"). The Issuer has principal executive offices located at 11100 Santa Monica Boulevard, Suite 300, Los Angeles, California 90025.

Item 2. Identity and Background

      (1)   Palisade Capital Management, L.L.C.

            The business address of Palisade Capital Management, L.L.C. ("Palisade Capital") is One Bridge Plaza, Fort Lee, New Jersey 07024. Palisade Capital is a registered investment advisor which has discretionary authority over the accounts of its clients. Palisade Capital serves as the investment manager of Palisade Concentrated Equity Partnership, L.P. (the "Fund"). In such capacity, Palisade Capital has voting power and investment authority with respect to the Fund.

            Palisade Capital has not, during the last five years, been convicted in any proceeding (excluding traffic violations or similar misdemeanors), nor has it, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

      (2)   Palisade Concentrated Equity Partnership, L.P.

            The business address of Palisade Concentrated Equity Partnership, L.P. (the "Fund") is One Bridge Plaza, Fort Lee, New Jersey 07024. The Fund is an investment partnership.

            The Fund has not, during the last five years, been convicted in any proceeding (excluding traffic violations or similar misdemeanors), nor has it, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of which it was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

      Palisade Capital and the Fund (collectively, the "Reporting Persons") are making a joint filing under Rule 13d-1(k) of the Act.

Item 3. Source and Amount of Funds or Other Consideration

      As set forth below in Item 4 in more detail, on March 31, 2003, the Fund entered into a Term Sheet (as defined in Item 4) with certain other parties named therein. The Term Sheet sets forth a non-binding preliminary plan for the Fund and certain other parties named therein to consummate a "going private transaction" with respect to the Issuer, whereby the Fund and certain other parties would fund the acquisition of all of the Issuer's outstanding common stock, other than shares of common stock held by specified stockholders.

      All funds which will be used by the Fund to perform its obligations, if any, pursuant to the Term Sheet will come from the assets of the Fund.

Item 4. Purpose of Transaction

      On March 31, 2003, the Fund entered into a term sheet and on April 9, 2003, the Fund entered into an amended and restated term sheet (the "Term Sheet") with Rex Licklider ("Licklider"), David Michael Talla ("Talla"), Millennium Partners LLC, Millennium Entertainment Partners LP, MDP Ventuers I LLC, MDP Ventures II LLC, Millennium Development Partners L.P. (collectively, the "Millennium Entities"), and Kayne Anderson Capital Advisors L.P. ("Kayne", and together with Licklider, Talla and the Millennium Entities, the "Other Parties"). The Fund and the Other Parties are referred to herein as the "Term Sheet Parties." Licklider, Talla, the Millennium Entities and Kayne are significant beneficial owners of the Issuer's common stock and have filed either a Schedule 13D or Schedule 13G pursuant to the Act. The Term Sheet sets forth a non-binding preliminary plan for the Term Sheet Parties to consummate a "going private transaction" whereby the Fund, certain or all of the Millennium Entities and Licklider would fund the acquisition of all of the Issuer's outstanding common stock, other than shares of common stock held by the Term Sheet Parties and certain other specified stockholders (the "Surviving Stockholders"). The Term Sheet provides that the "going private transaction" would be effectuated by means of a merger (the "Merger") of a company formed by the Fund (the "Merger Sub") with and into the Issuer, with the Issuer being the surviving entity (the "Surviving Entity") in the Merger. The certificate of incorporation and by-laws of the Merger Sub would become the certificate of incorporation and bylaws of the Surviving Entity. In addition, concurrently with the consummation of the Merger, (i) Licklider, Talla, the Millennium Entities and the Surviving Stockholders, if any, would exchange all of their shares of the Issuer's common stock for shares of the Surviving Entity's common stock, and (ii) MDP Ventures II LLC, Licklider, Talla and Kayne will exchange all of their shares of the Issuer's Series B preferred stock and Series C preferred stock for shares of the Surviving Entity's preferred stock with the rights and privileges specified in the Term Sheet. Upon consummation of the Merger, the Term Sheet Parties and the Surviving Stockholders would beneficially own all of the outstanding shares of common stock of the Surviving Entity, and the Issuer's common stock would cease to be (i) authorized to be quoted and traded on the American Stock Exchange, and
(ii) subject to the reporting requirements of the Act. The Term Sheet also sets forth certain rights and obligations of the Term Sheet Parties with respect to the Surviving Entity following the consummation of the Merger. Most of the Term Sheet's provisions are non-binding. However, the Term Sheet Parties have agreed to certain binding provisions, including with respect to exclusivity, confidentiality and expense reimbursement. The transactions contemplated by the Term Sheet are subject to a number of significant conditions precedent as set forth in the Term Sheet. The Issuer is not party to the Term Sheet and, accordingly, none of the provisions of the Term Sheet are binding on the Issuer. The Issuer previously formed a Special Committee of its Board of Directors to address any proposal to engage in a "going private transaction" by, among other actions, exploring alternatives to any such proposed transaction. As a result of executing the Term Sheet, one or both of the Reporting Persons may be deemed to have formed a "group" with the Other Parties for purposes of Section 13(d) of the Act and the rules promulgated thereunder. Accordingly, each of the Reporting Persons may be deemed to be the beneficial owner of the shares of the Issuer's common stock beneficially owned by the Other Parties as reported on their respective Schedule 13D or Schedule 13G. Each of the Reporting Persons expressly disclaims beneficial ownership of the Issuer's common stock beneficially owned by the Other Parties. Additionally, each Reporting Person expressly disclaims any assertion or presumption that such Reporting Person and the Other Parties constitute a "group."

      The descriptions of the transactions and agreements set forth in this
Schedule 13D are qualified in their entirety to the complete agreement governing such matters, which is attached to this Schedule 13D as an exhibit pursuant to
Item 7 hereof.

      Except as otherwise set forth in this Item 4, none of the Reporting Persons have any plans or proposals which relate to or which would result in any of the actions specified in clauses (a) through (j) of Item 4 of Schedule 13D.

Item 5. Interest in Securities of the Issuer

      (a) No Reporting Person currently beneficially owns any shares of common stock of the Issuer. This statement is being filed for the purpose of disclosing the matters set forth in Item 4 above. As a result of executing the Term Sheet, one or both of the Reporting Persons may be deemed to have formed a "group" with the Other Parties for purposes of Section 13(d) of the Act and the rules promulgated thereunder. Accordingly, each of the Reporting Persons may be deemed to be the beneficial owner of the shares of the Issuer's common stock beneficially owned by the Other Parties as reported on their respective Schedule 13D or Schedule 13G. Each of the Reporting Persons expressly disclaims beneficial ownership of the Issuer's common stock beneficially owned by the Other Parties. Additionally, each Reporting Person expressly disclaims any assertion or presumption that such Reporting Person and the Other Parties constitute a "group."

      (b) Not applicable.

      (c) During the sixty days prior to March 31, 2003, none of the Reporting Persons, nor any person or entity controlled by a Reporting Person, nor any person or entity for which a Reporting Person possesses voting or investment control over the securities thereof, effected any transaction in the common stock of the Issuer, or securities convertible into, exercisable for or exchangeable for common stock of the Issuer.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

      Other than the Term Sheet, none of the Reporting Persons has any contract, arrangement, understanding, or relationship (legal or otherwise) with any person with respect to any securities of the Issuer, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or giving or withholding of proxies.

Item 7. Material to be filed as exhibits

(A) Joint filing agreement, dated as of April 9, 2003 by and among Palisade Capital Management, L.L.C., and Palisade Concentrated Equity Partnership, L.P.,

(B) Term Sheet entered into as of March 31, 2003 by and among Palisade Concentrated Equity Partnership, L.P., Rex Licklider, David Michael Talla, Millennium Partners LLC, Millennium Entertainment Partners L.P., MDP Ventures I LLC, MDP Ventures II LLC, Millennium Development Partners L.P. and Kayne Anderson Capital Advisors, L.P.

                                    SIGNATURE

      After reasonable inquiry and to the best of the undersigned's knowledge and belief, the undersigned hereby certify that the information set forth in this statement is true, complete and correct.

                                 April 10, 2003


                                 Palisade Capital Management, L.L.C.

                                 By: /s/ Steven E. Berman
                                     ---------------------
                                     Steven E. Berman, Member


                                 Palisade Concentrated Equity Partnership, L.P.

                                 By: Palisade Concentrated Holdings, L.L.C.,
                                     General Partner

                                 By: /s/ Steven E. Berman
                                     ---------------------
                                     Steven E. Berman, Member

ATTENTION: INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACT CONSTITUTE FEDERAL CRIMINAL VIOLATIONS (SEE 18 U.S.C. 1001).

                                    Exhibit A

                             JOINT FILING AGREEMENT

      The undersigned agree that this Schedule 13D relating to the shares of common stock of The Sports Club Company, Inc. is filed jointly on behalf of each of the undersigned pursuant to Rule 13d-1(k).

Dated: April 10, 2003


                                 Palisade Capital Management, L.L.C.

                                 By: /s/ Steven E. Berman
                                     ---------------------
                                     Steven E. Berman, Member


                                 Palisade Concentrated Equity Partnership, L.P.

                                 By: Palisade Concentrated Holdings, L.L.C.,
                                     General Partner

                                 By: /s/ Steven E. Berman
                                     ---------------------
                                     Steven E. Berman, Member

                                    Exhibit B

                                   TERM SHEET

Amended and Restated Term Sheet dated 4/9/03 Between Palisade Capital, Rex Licklider and Certain Other Investors

                              Amended and Restated
                       Term Sheet for Proposed Funding for
                    The Sports Club Company, Inc. Transaction
                            Dated as of April 9, 2003
   (amending and restating that certain Term Sheet dated as of March 31, 2003)

The Company                      The Sports Club Company, Inc. (the "Company").

The Insider Stockholders         Rex Licklider and Millennium Partners (as
                                 defined on Schedule B attached hereto)(and certain affiliated persons and entities) (the
                                 "Insider Stockholders").

The Signing Stockholders         The Insider Stockholders, David Michael Talla,
                                 and Kayne Anderson Capital Advisors, LP (and certain affiliated persons and entities) (the
                                 "Signing Stockholders").

The Surviving
Stockholders                     The Signing Stockholders and the other
                                 stockholders set forth on Schedule A attached hereto (collectively, the "Surviving
                                 Stockholders") who elect to convert their shares of Company Common (as defined below) into shares of Surviving Common (as defined below). The Surviving Stockholders shall be certain management stockholders and certain key investors holding shares of the Company's common stock, $0.01 par value ("Company
                                 Common") and the Company's Series B and Series
                                 C Convertible Preferred Stock (the "Series B
                                 Preferred" and "Series C Preferred",
                                 respectively).

The Investors                    Palisade Concentrated Equity Partnership, L.P.
                                 ("Palisade") or such other investors selected by Palisade and acceptable to the Company (the
                                 "Investors").

Aggregate Funding                (a) Approximately $18.50 million by the
                                 Investors, plus (b) up to an additional $4.1 million by the Insider Stockholders to the extent necessary to purchase up to 1,380,688 shares of Company Common included in, or constituting, the Public Stock (as defined below). The Insider Stockholders shall provide funds sufficient to purchase at $3.00 per share an amount equal to the difference between 1,380,688 shares and the number of shares not cashed out in the Merger (as defined below) by Baron Capital, Townsend Group, Mark Spino, Phil
                                 Swain, and Nanette Pattee Francini (the "Inside
                                 Amount").

                       SECTION I - NON-BINDING PROVISIONS

Deal Structure                   Palisade will invest on the terms set forth
                                 below in a newly formed entity which will initially be a partially-owned subsidiary of Palisade ("MergerCo"). The Company, Palisade and MergerCo shall enter into an agreement and plan of merger under which MergerCo shall merge
                                 (the

Confidential

Amended and Restated Term Sheet dated 4/9/03 Between Palisade Capital, Rex Licklider and Certain Other Investors

                                 "Merger") with and into the Company, with the Company surviving following the Merger (the "Surviving Corporation"). The certificate of incorporation and bylaws of MergerCo shall become the certificate of incorporation (the "Charter") and bylaws of the Surviving Corporation.

                                 Except as set forth below, upon consummation of the Merger, each share of outstanding Company Common, other than the shares of Company Common owned by MergerCo, would be converted into the right to receive $3.00 per share in cash. Simultaneous with the closing of the Merger,
                                 (A) each share of Series B Preferred and Series C Preferred of the Company will be converted, on a [1] for [1] basis, into shares of Series 1 Preferred Stock and Series 2 Preferred Stock of the Surviving Corporation (the "Series 1 Preferred" and "Series 2 Preferred", respectively), and (B) each share of Series 3 Convertible Preferred Stock of MergerCo shall be converted into one share of Series 3 Preferred (as defined below). The Series 1 Preferred and the Series 2 Preferred will have substantially similar rights (subject to the priority of the Series 3 Preferred as defined below) to the Series B Preferred and the Series C Preferred, respectively.

Securities Purchased             Simultaneous with the closing of the Merger,
                                 (a) the Surviving Stockholders and, to the extent not included therein, the Insider
                                 Stockholders, will contribute to MergerCo all shares of Company Common owned by them, in exchange for the same number and type of shares of common stock of MergerCo (the "MergerCo
                                 Common"), and (b) the Insider Stockholders shall purchase up to $2 million worth of Series
                                 2 Preferred at the original issue price and conversion rate of the Series B Preferred and up to an additional $2.1 million of MergerCo
                                 Common at $3.00 per share. In no event shall the aggregate amount of securities purchased pursuant to the immediately preceding sentence be less than the Inside Amount, which shares will be converted into the same number of shares of the common stock of Surviving
                                 Corporation following the Merger (the
                                 "Surviving Common").

                                 Simultaneous with the closing of the Merger, the Investors will purchase from MergerCo 1.25 million shares of Series 3 Convertible Preferred Stock of MergerCo for $5,000,000, which will convert on a one share for one share basis into Series 3 Convertible Preferred Stock of the Surviving Corporation ("Series 3 Preferred"), having the rights and terms set forth below. In addition, simultaneous with the closing of the Merger, the Investors shall purchase 4,408,221 shares of MergerCo Common, at $3.00 per share, which shares shall be converted into the same number of shares of Surviving Common.

Purchase Price for Public        The price per share to be paid to the public
                                 holders of the Company Common, other than the Surviving Stockholders (the "Public Stock"), will be $3.00 per share.

Confidential

Amended and Restated Term Sheet dated 4/9/03 Between Palisade Capital, Rex Licklider and Certain Other Investors

Use of Proceeds                  To provide financing for the purchase of all of
                                 the outstanding shares of Public Stock and to provide the Surviving Corporation with general working capital following the consummation of the Merger.

Cash on Hand Condition           Immediately following the consummation of the
                                 Merger and upon payment of the Transaction Fees
                                 (as defined below), the Surviving Corporation shall have at least $8.5 million dollars in cash and cash equivalents on hand, including sums borrowed from the Company's lines of credit in the amount of $15,000,000 which were in existence on February 28, 2003 (which shall become lines of credit of the Surviving
                                 Corporation); if this condition is neither satisfied nor waived by Investors holding a majority of the Series 3 Preferred, the Investors, at their option, may decline to provide the funding for the Merger.

Dividends                        The Series 3 Preferred shall entitle the
                                 holder(s) to accumulated dividends at a rate of 12.0% per annum (based on the original issue price rather than on the liquidation preference amount thereof) from and after the date of issue, which shall be paid prior and in preference to any dividends (including accrued dividends) on the Series 1 Preferred, Series 2
                                 Preferred, Surviving Common and any other class of equity security that is junior to the Series
                                 3 Preferred with respect to the payment of dividends. Credit for dividends will be accumulated on a quarterly basis and, will be paid (A) in cash (when permitted by (i) applicable law, (ii) the Indenture (as defined below), and (iii) the Company's current credit facility with Comerica or any replacement thereof which is equal to or greater than the aggregate credit line under the current
                                 Comerica facility, or, (B) in any event, at the option of the Investors, in shares of Series 4
                                 Preferred (as defined below). Additionally, holders of the Series 3 Preferred will be entitled to participate on an as-converted basis in any dividends paid on the Surviving
                                 Common.

                                 "Series 4 Preferred" means a series of
                                 preferred stock of the Surviving Corporation which is identical in all respects to the Series 3 Preferred except that for the issue price ($3.00), conversion price ($3.00), antidilution trigger ($3.00) and liquidation preference amount (as set forth below) shall be as set forth herein. Except as otherwise expressly set forth herein, all references to Series 3 Preferred in this term sheet shall be deemed to be a reference to both the Series 3 Preferred and the Series 4 Preferred except for the designation of the Series 3 Preferred's liquidation preference, antidilution trigger, conversion rate and issue price. In addition, except as otherwise expressly stated in this term sheet, the Series 4 Preferred and Series 3 Preferred shall vote as a single class on all matters and have all of the same features, rights and privileges.

Ranking The Series 3 Preferred will, with respect to dividends and rights on liquidation, rank senior to the Surviving Common and all other classes of Surviving Corporation's other equity securities.

Confidential

Amended and Restated Term Sheet dated 4/9/03 Between Palisade Capital, Rex Licklider and Certain Other Investors

Liquidation Preference           In the event of a Liquidation Event (as defined
                                 below), the holders of the Series 3 Preferred will be entitled to receive, prior and in preference to any distribution of any of the assets of the Surviving Corporation to holders of any Series 1 Preferred, Series 2 Preferred,
                                 Surviving Common and any other class of equity security that is junior to the Series 3
                                 Preferred, the Liquidation Preference (as defined below)

                                 "Liquidation Preference" means (i)
                                 approximately $14.58 per share of Series 3
                                 Preferred (the $14.58 liquidation preference assumes that the Investors invest $18,224,663 in the Series 3 Preferred and MergerCo Common; accordingly, that $14.58 amount shall be adjusted up or down to reflect the entire aggregate initial investment in the Series 3 Preferred and MergerCo Common by the Investors as contemplated in this term sheet), (ii) $3.00 per share of Series 4 Preferred, and (iii) any accrued but unpaid dividends on such preferred.

                                 "Liquidation Event" means (i) any liquidation, dissolution, or winding up of the Surviving Corporation, whether voluntary or involuntary,
                                 (ii) the insolvency of the Surviving
                                 Corporation, (iii) a consolidation or merger of the Surviving Corporation with or into any other corporation or corporations which results in the stockholders of the Surviving Corporation owning less than 50% of the outstanding capital stock of the surviving entity, (iv) a sale of all or substantially all of the assets of the Surviving Corporation, (v) the issuance and/or sale by the Surviving Corporation and/or its stockholders in a single or integrated transaction of shares of Surviving Common (or securities convertible into, or exercisable or exchangeable for, shares of Surviving Common) constituting a majority of the shares of Surviving Common outstanding immediately following such issuance and/or sale (treating all securities convertible into shares of Surviving Common as having been fully converted and all options and other rights to acquire shares of Surviving Common or securities convertible into shares of Surviving Common as having been fully exercised), and (vi) any other form of acquisition or business transaction, in a single or integrated transaction, pursuant to which a change of control occurs such that the person, entity or "group" (as defined under Section 13(d)(3)of the '34 Act) seeking to acquire the Surviving Corporation and/or its capital stock has the power to elect a majority of the Board of Directors as a result of the transaction or integrated transaction.

Conversion                       The Series 3 Preferred will initially be
                                 convertible into Surviving Common at $4.00 per share and, together with the MergerCo Common
                                 (converted into Surviving Common) being
                                 purchased by the Investors in this transaction, will represent approximately twenty one and two thirds percent (21.66%) of the Surviving
                                 Corporation (assuming the conversion of the Series B Preferred and the Series C Preferred) following the Merger. The parties hereto acknowledge that the Company does not currently have any warrants outstanding. The parties further acknowledge that setting the conversion rate of the Series 3 Preferred at the $4 per share

Confidential

Amended and Restated Term Sheet dated 4/9/03 Between Palisade Capital, Rex Licklider and Certain Other Investors

                                 rate confirms the agreement among the parties to base the conversion rate on the amount paid in respect of the shares of Series 3 Preferred rather than on the liquidation preference amount for those shares of Series 3 Preferred.

                                 Each share of the Surviving Corporation's preferred stock held by the Investors will be convertible into the number of shares of Surviving Common determined by dividing (i) the Applicable Issue Price (as defined below), by
                                 (ii) the Applicable Conversion Price (as hereinafter defined) in effect at the date any such shares are surrendered for conversion. The "Applicable Conversion Price" shall, initially, be $4.00 for the Series 3 Preferred and $3.00 for Series 4 Preferred, each as adjusted in accordance with the adjustments and anti-dilution provisions described below. The "Applicable Issue Price" shall be $4.00 for the Series 3 Preferred and $3.00 for the Series 4 Preferred. Each share of Series 3 Preferred and each share of Series 4 Preferred will automatically convert into Surviving Common on the basis described in this section upon the earlier of (i) the consent of the holders of at least a majority in interest of the outstanding shares of Series 3 Preferred and Series 4 Preferred, or (ii) a Qualified IPO (as defined below).

                                 "Qualified IPO" means a firm commitment
                                 underwritten public offering, led by a
                                 nationally recognized investment banking firm, of shares of Surviving Common in which the gross cash proceeds to the Surviving Corporation exceed $50 million (before deduction of underwriters commissions, filing fees and other offering expenses), and the price per share is at least equal to $16.00 per share (which price shall be subject to equitable adjustment whenever there shall occur a stock split, stock dividend, combination, reorganization, reclassification, recapitalization or other similar event involving Surviving Corporation's securities).

Adjustments to the
Conversion Price and
Anti-Dilution Provisions         The Applicable Conversion Price shall be
                                 subject to (i) equitable adjustment as the result of any subdivision, combination of shares or recapitalization, stock dividends, stock splits and similar transactions affecting the Surviving Common, and (ii) weighted average anti-dilution protection providing for adjustment of the Applicable Conversion Price in the event of issuance of Surviving Common
                                 (or any security or instrument which is
                                 convertible into, or exercisable for, Surviving
                                 Common), other than Excluded Securities (as defined below) of the Surviving Corporation at a price per share less than the Applicable
                                 Conversion Price then in effect immediately prior to such issue or sale.

                                 "Excluded Securities" means securities issued
                                 (i) upon conversion of any Series 1 or Series 2 Preferred Stock (or any other Preferred Stock issued after the consummation of the Merger in accordance with the terms hereof); (ii) of shares or grant of options or other rights to purchase shares

Confidential

Amended and Restated Term Sheet dated 4/9/03 Between Palisade Capital, Rex Licklider and Certain Other Investors

                                 of Surviving Common under the Surviving
                                 Corporation's written equity incentive programs for employees and directors in effect as of February 28, 2003, or as approved by the Board (including the Palisade Director (as defined below) ); (iii) to licensors, banks or other sources of debt financing or to lessors of real or personal property pursuant to bank financing, license or lease transactions approved by the Board of Directors (including the Palisade Director); (iv) pursuant to a stock split of the Surviving Common or declared dividend or distribution on the Surviving Common; (v) for consideration other than cash in any merger, consolidation, acquisition or other business combination or any strategic alliance, joint venture or business partnership approved by a majority of the disinterested members of the Board of Directors; (vi) pursuant to any options, warrants and other convertible securities outstanding as of the date of issuance of the Series 3 Preferred;
                                 (vii) pursuant to a Qualified IPO; (viii) securities issued to Rex Licklider, Michael Talla and Millennium as guarantors of Surviving Corporation's indebtedness owing to any lending institution pursuant to the terms of the Indemnification and Contribution Agreement, dated as of July 3, 2001 by and between such guarantors and the Company, as in effect on the date hereof, whether such indebtedness is existing as of the consummation of the Merger or thereafter; and (ix) securities issued as "PIK" dividends under the Series 1 or Series 2 Preferred, or under any other securities which by their terms shall not be subject to the pre-emptive rights of the Series 3 Preferred.

Redemption                       Subject to applicable provisions of the
                                 Delaware General Corporation Law, the Series 3
                                 Preferred and Series 4 Preferred then
                                 outstanding, in addition to the Survivor Common issued to the Investors in connection with the Merger (collectively, the "Investor Holdings") shall be redeemable, at the option of the Investors, if, after five (5) years from the date of issuance, the Surviving Corporation has not consummated a Qualified IPO. The Investor
                                 Holdings shall be redeemable, at the option of the Surviving Corporation, commencing six (6) years from the date of issuance. In each case the redemption price paid for the Investor
                                 Holdings shall be the greater of (i) the aggregate Liquidation Preference of the
                                 Investor Holdings as of the redemption date, or
                                 (ii) fair market value per share (as determined by a third-party appraiser selected by the Surviving Corporation and a majority in interest of the holders of the Series 3
                                 Preferred and Series 4 Preferred) of the
                                 Investor Holdings as of the redemption date;
                                 provided that in making such determination of fair market value, the appraiser shall determine separately and in writing the discount for minority interest and the discount for illiquidity of the securities and shall apply whichever amount yields a smaller discount; provided further that, if at the time of such determination, the Investor Holdings is not deemed by the appraiser to be a minority interest, then neither discount shall apply.

Confidential

Amended and Restated Term Sheet dated 4/9/03 Between Palisade Capital, Rex Licklider and Certain Other Investors

Protective Provisions            The following protective provisions shall also
                                 each be granted in favor of each of Rex
                                 Licklider and David Michael Talla, acting independently, provided that such rights shall automatically be extinguished on the first to occur of (a) a Qualified IPO or (b) for each, the date on which the aggregate number of shares of Surviving Common and preferred stock of the Surviving Corporation held by him falls below the Protective Provision Ownership
                                 Threshold (as defined below); and provided further that these rights are personal to Rex
                                 Licklider and David Michael Talla and cannot be transferred to any subsequent holder of the securities now held by either or both of them.
                                 The following protective provisions shall also each be granted in favor of Millenium Partners but shall attach and be transferable with the Series 2 Preferred held by Millennium Partners at the closing of the Merger (the "Series 2
                                 Protected Shares"), provided that such rights shall automatically be extinguished on the first to occur of (a) a Qualified IPO or (b) the date on which the holder of the Series 2
                                 Protected Shares falls below the Protective
                                 Provision Ownership Threshold (as defined below). In addition, the following protective provisions shall also each be granted in favor of the holders of the Series 1 Preferred Stock, the Series 3 Preferred Stock and the Series 4
                                 Preferred Stock, (each such Series, a
                                 "Protected Series"), provided that such rights shall automatically be extinguished on the first to occur of (a) a Qualified IPO or (b) the date on which the then-current holder(s) of any such Protected Series hold, in aggregate, a number of shares that is less than the applicable Protective Provision Ownership
                                 Threshold (as defined below) for that Protected
                                 Series. Such rights shall attach to and be transferable with the shares of such Protected
                                 Series.

                                 Each of the foregoing shall also have the preemptive rights and tag-along rights set forth herein under the headings "Preemptive Rights" and "Tag-Along Rights" with respect to Subject Securities on the same conditions set forth above, provided that the term "Protective Provision Ownership Threshold" shall be changed to Preemptive Rights Ownership Threshold (as defined below) in order to determine whether such rights continue to apply.

                                 "Protective Provision Ownership Threshold" for a given holder or a given Protected Series, means 50.1% of the aggregate number of shares of Surviving Common and preferred stock of the Surviving Corporation held by that holder or, for Protected Series, held by the holders of that Protected Series, at the time of the closing of the Merger; provided that for purposes of this definition, such securities shall only include shares of Surviving Common and preferred stock of the Surviving Corporation, as the case may be, on an as converted to Surviving Common basis (excluding therefrom stock options and other grants made under any Surviving Corporation equity incentive program).
Confidential

Amended and Restated Term Sheet dated 4/9/03 Between Palisade Capital, Rex Licklider and Certain Other Investors

                                 "Preemptive Rights Ownership Threshold" means the same thing as a Protective Provision Ownership Threshold, provided that for purposes of this definition, the applicable percentage shall be 25% rather than 50.1%.

                                 For so long as the Protective Provisions apply to the Series 3 Preferred and Series 4 Preferred issued hereunder, consent of holders of a majority of such securities then outstanding, voting as a single class, will be required to:

                                 a) alter or change the rights, preferences or privileges of the Series 3 Preferred, whether by merger, consolidation or otherwise,

                                 b)    increase or decrease (other than by
                                       redemption or conversion) the authorized number of shares of Series 3 Preferred,

                                 c) create any new class or series of equity security having rights or preferences on a parity with or senior or superior to the Series 3 Preferred with respect to voting, dividends, liquidation preference or redemption features (or reclassify any then currently outstanding equity security in a similar manner), whether by merger, consolidation or otherwise,

                                 d)    amend the Charter or the Surviving
                                       Corporation's bylaws in a way that
                                       adversely affects the rights of the
                                       Series 3 Preferred, whether by merger,
                                       consolidation or otherwise,

                                 e)    permit any subsidiary to issue stock
                                       (other than to its parent),

                                 f)    effect any voluntary Liquidation Event
                                       unless in connection with such
                                       Liquidation Event (i) the holders of the Investor Holdings receive cash equal to or greater than 2x (if such transaction is consummated on or prior to the second anniversary of the closing of the Merger) and, at any time thereafter, equal to or greater than 3x, the original amount invested in respect of such Investor Holdings and (ii) the transaction giving rise to such Liquidation Event was approved by a majority of the disinterested members of the Board of Directors,

                                 g)    repurchase or redeem any securities,
                                       other than (i) a redemption of the Series
                                       3 Preferred as described herein, (ii)
                                       mandatory redemption of the Series 1
                                       Preferred or the Series 2 Preferred
                                       initiated by the holders thereof in
                                       accordance with the terms of the Charter
                                       (as in effect from time to time), (iii)
                                       repurchases of stock issued to employees, directors or consultants as approved by the Board of Directors upon termination of employment, directorship or consultancy, and any other shares of common stock presently subject to repurchase rights approved by the Board of Directors, or (iv) other repurchases or redemptions of stock issued to employees of less than aggregate of $2,000,000 of securities in any 12 month rolling period,

                                 h)    unless approved by the disinterested
                                       members of the Board of Directors, effect any material transaction with any member of senior management or other affiliates, except for transactions pursuant to

Confidential

Amended and Restated Term Sheet dated 4/9/03 Between Palisade Capital, Rex Licklider and Certain Other Investors

                                       written agreements with such senior
                                       manager or other affiliate which were, on or prior to February 28, 2003, in effect,

                                 i)    enter into a new line of business or
                                       change the primary line of business from the current line of business,

                                 j)    (A) make any single acquisition of or
                                       investment in any other person or entity that involves the payment of cash or property in excess of $1,000,000, or (B) make acquisitions of or investments in other persons or entities that involve the payment of cash or property in excess of $3,000,000, in the aggregate, in any calendar year, in either case other than
                                       (i) an acquisition or investment
                                       authorized in the Surviving Corporation's approved annual budget or business plan,
                                       (ii) an acquisition pursuant to the terms of that certain management agreement currently being negotiated by the Company and Millennium Partners or one of its affiliates (provided that Millennium Partners and the Company shall provide a copy thereof to the Investors as soon as possible after that agreement has been signed), or (iii) any transaction involving the creation of a partnership, limited liability company or other venture involving the Company and one or more third parties relating predominantly to the financing, development or operation of The Sports Club/LA Beverly Hills or any other "step-out" club facility ("Step Out Financings"),

                                 k) incur indebtedness for borrowed money in the aggregate amount of more than $20,000,000, unless authorized in the Surviving Corporation's approved annual budget or business plan; provided that, any sale, lease, exchange, mortgage, pledge or other disposition of less than 35% of the assets of the Company in a single transaction or series of transactions, solely relating to the real property and improvements of either (or both) of The Sports Club/LA--Los Angeles and The Sports Club/Irvine (the "Sports Club Financings") shall not be subject to the consents or approvals contemplated by this paragraph,

                                 l) enter into an operating or capital lease for an amount of more than $10,000,000, unless authorized in the Surviving Corporation's approved annual budget or business plan

                                 m)    increase the amount of stock options
                                       available to be issued under the
                                       Surviving Corporation's employee option
                                       plans above the amount reserved for
                                       issuance under that plan as of February
                                       28, 2003,

                                 n) unless approved by the Board of Directors or the Compensation Committee (including, in either case, all of the Series 3 Directors thereon), issue more than 100,000 new options, in the aggregate, to any one employee,

                                 o) hire or fire the chief executive officer of the Surviving Corporation,

                                 p)    permit any subsidiary to do any of the
                                       foregoing, or

                                 q) enter into an agreement or understanding (orally or in writing) to do any of the foregoing.

Confidential

Amended and Restated Term Sheet dated 4/9/03 Between Palisade Capital, Rex Licklider and Certain Other Investors

Board Composition                Following the consummation of the Merger, and
                                 so long as more than twenty five percent (25%) of the Series 3 Preferred is outstanding, the Surviving Corporation's board of directors (the
                                 "Board") shall consist of seven (7) directors, at least two (2) of whom shall be independent directors. Palisade shall be entitled to designate two directors (each a "Series 3
                                 Director"), one of whom may be an affiliate of Palisade (the "Palisade Director") and one of whom shall be an independent director. The
                                 Surviving Stockholders shall be entitled to designate four directors and to nominate the other independent director. Each of the Series
                                 3 Directors, including the independent director designated by Palisade, shall have the right
                                 (but not the obligation) to be a member of the audit and compensation committees of the Board, and any other committees which the Board establishes. At such time, if ever, that the number of shares of Series 3 Preferred outstanding at any time shall fall below the 25% threshold specified above, then the two directors appointed by Palisade will resign upon request by the other members of the Surviving Corporation's Board.

Information Rights               The Surviving Corporation shall provide to an
                                 Investor who holds shares of Series 3
                                 Preferred:

                                 a)    Monthly, year-to-date consolidated
                                       financial statements in accordance with
                                       generally accepted accounting principles consistently applied (including profit and loss statement and balance sheet), as soon as reasonably practicable after such financial statements become available in final form to the Surviving Corporation's management, and in any event within 20 days of the end of a month;

                                 b) Quarterly management report summarizing operations and business outlook, as soon as reasonably practicable after such reports become available in final form to the Surviving Corporation's management, and in any event within 30 days of the end of a quarter;

                                 c) Annual independent certified audit within 90 days after the year's end from Surviving Corporation's independent accounting firm;

                                 d) Before each year end, any projections for the next year which are provided to the Board;

                                 e)    Within 20 days after filing or receipt
                                       thereof, as applicable, provide (i)
                                       pleadings of any material lawsuits filed by or against the Surviving Corporation or any subsidiary; and (ii) written notice of all commenced legal or arbitration proceedings, and all proceedings by or before any governmental or regulatory authority or agency, in which the Surviving Corporation or any subsidiary is a party, provided that, in both cases, (x) the Surviving Corporation will not be required to provide information or documents that would cause the Surviving Corporation or any subsidiary to lose the benefit of attorney/client privilege or violate a confidentiality obligation and (y) the Surviving Corporation will not be required to provide information or documents

Confidential

Amended and Restated Term Sheet dated 4/9/03 Between Palisade Capital, Rex Licklider and Certain Other Investors

                                 with respect to any lawsuit or other proceeding in which the Surviving Corporation or any subsidiary is adverse to the holders of Series 3 Preferred or the Investors;

                                 f)    As soon as reasonably practicable,
                                       provide notice of (i) material lawsuits
                                       threatened against the Surviving
                                       Corporation or any subsidiary and (ii)
                                       material developments in any commenced
                                       legal proceeding to which the Surviving
                                       Corporation or any subsidiary is a party, provided that, in both cases, (x) the Surviving Corporation will not be required to provide information or documents that would cause the Surviving Corporation or any subsidiary to lose the benefit of attorney/client privilege or violate a confidentiality obligation, and
                                       (y) the Surviving Corporation will not be required to provide information or documents with respect to any lawsuit or other proceeding in which the Surviving Corporation or any subsidiary is adverse to the holders of Series 3 Preferred or the Investors;

                                 g) Within 20 days after filings, copies of all material documents filed with government agencies outside of the ordinary course of business;

                                 h)    Within 10 days after receipt, provide
                                       copies of any notifications received by
                                       the Surviving Corporation or any
                                       subsidiary regarding material defaults on any loans, leases or material contracts to which the Surviving Corporation or any subsidiary is a party or pursuant to which any of its properties or assets are bound;

                                 i) As soon as is made available to the Board of Directors in final form, but in any event within 30 days before the commencement of each new fiscal year, a budget consisting of a business plan and projected financial statements for such fiscal year;

                                 j)    With reasonable promptness, such other
                                       notices, information and data with
                                       respect to the Surviving Corporation or
                                       any subsidiary as the Surviving
                                       Corporation delivers generally to the
                                       holders of Surviving Common in respect of their holdings; and

                                 k)    Such other information concerning the
                                       business, financial condition or
                                       corporate affairs of the Surviving
                                       Corporation or any subsidiary as may be
                                       reasonably requested (and which shall not substantially interfere with the management of the Surviving Corporation or any subsidiary by the Surviving Corporation's or any subsidiary's senior management).

                                 In addition, the Surviving Corporation shall permit any Investor holding at least 5% of the Series 3 Preferred then issued and outstanding (or its authorized representative) to visit and inspect the properties of the Surviving Corporation and its subsidiaries, including their respective corporate and financial records, and to discuss its business and finances with officers of the Surviving Corporation and its subsidiaries, as applicable, during normal business hours, following reasonable notice and as often as may be reasonably requested, so long as any such visit or

Confidential

Amended and Restated Term Sheet dated 4/9/03 Between Palisade Capital, Rex Licklider and Certain Other Investors

                                 inspection does not interrupt the business of the Surviving Corporation or any such subsidiary. Notwithstanding the foregoing, (x) the Surviving Corporation will not be required to provide, or provide access to, information or documents that would cause the Surviving Corporation to lose the benefit of attorney/client privilege or violate a confidentiality obligation and (y) the Surviving Corporation will not be required to provide, or provide access to, information or documents with respect to any lawsuit or other proceeding in which the Surviving Corporation is adverse to the holders of Series 3 Preferred or the Investors.

Registration Rights

                                 a)    If, at any time subsequent to six(6)
                                       months after the closing of an initial
                                       public offering of the Surviving
                                       Corporation's securities ("IPO"),
                                       including a Qualified IPO, the holders of a majority of the Registrable Shares (as defined below) then outstanding (calculated on an as-converted to common stock basis) request that the Surviving Corporation file a registration statement with the Securities and Exchange Commission (the "SEC"), the Surviving Corporation will use its best efforts to cause such Registrable Shares to be registered under the Securities Act of 1933, as amended, and under applicable state "Blue Sky" laws, as soon as reasonably practicable (and in any event within 90 days of request), subject to customary underwriters' cutbacks and blackouts; provided that, the Surviving Corporation shall not be obligated to effect more than three (3) registrations pursuant to this subsection (a). Demand rights under this subsection (a) will be triggered if requested by holders of at least 25% of the Registrable Shares having a minimum aggregate value at the time of such request of $2,000,000. In no event, however, shall the Company be required to file and cause to become effective more than two (2) registration statements during any year, and holders of Registrable Shares will not exercise any such demand registration rights if Surviving Corporation would be required to incur the expense of an audit of its financial statements at any time other than in connection with its annual year-end audit.

                                 b)    The holders of the Registrable Shares
                                       shall have the right to request that the Surviving Corporation file a registration statement on Form S-3 (or any successor form) covering the Registrable Shares at any time after the Surviving Corporation is eligible to use such form, provided that the minimum aggregate value of the shares so registered shall be at least $1,000,000, and, in such case, the Surviving Corporation will use its best efforts to cause such shares to be registered, subject to customary underwriters' cutbacks and blackouts, as soon as practicable (and in any event within 90 days of request). Any demand registration made pursuant to this subsection (b) and declared effective by the Securities and Exchange Commission shall count toward the three (3) demand rights afforded holders of Registrable Securities pursuant to subsection (a).

Confidential

Amended and Restated Term Sheet dated 4/9/03 Between Palisade Capital, Rex Licklider and Certain Other Investors

                                 c)    The holders of the Registrable Shares
                                       shall also have unlimited "piggy-back"
                                       rights, subject to underwriters'
                                       cutbacks, with respect to registrations
                                       by the Surviving Corporation or other
                                       shareholders of the Surviving Corporation
                                       (other than registrations on Form S-8 (or any successor form), and registrations on Form S-4 (or any successor form) made in connection with an acquisition).

                                 d) All registration rights are transferable by an Investor to any transferee of Registrable Shares issued to that Investor hereunder.

                                 e) The Surviving Corporation shall bear all registration expenses (exclusive of underwriting discounts and commissions), subject to customary exceptions for withdrawn registrations and the like, in a demand or piggyback registration, including reasonable and customary fees and expenses of counsel to the Investors. All underwriting discounts and commissions in respect of Registrable Shares shall be paid by the Investors pro rata on the basis of the number of shares so registered.

                                 f) The registration rights will be subject to additional terms and conditions as are reasonable and customary, including indemnification, the period of time in which the registration statement will be kept effective, reporting obligations under the Securities Exchange Act of 1934, as amended (the "'34 Act"), and underwriting arrangements.

                                 g) If requested by the underwriters and the Surviving Corporation, the holders of Registrable Shares shall not sell or otherwise transfer any securities of the Surviving Corporation for a period of up to 180 days following the effective date of the registration statement for the Surviving Corporation's Qualified IPO and up to 90 days following the effective date of any follow-on offering, provided that, and so long as, the Surviving Corporation's officers, directors and all holders of more than 2% of the Surviving Corporation's outstanding capital stock are locked up for the same period and on the same terms.

                                 h)    Registration rights terminate upon the
                                       earlier of (i) five years following the
                                       Qualified IPO, if any and (ii) with
                                       respect to a particular holder, whenever, and for so long as, such holder is, and remains, eligible to sell all its Registrable Shares under Rule 144(k).

                                 i)    For so long as (i) the registration
                                       rights described above have not
                                       terminated or expired and (ii) the
                                       Investors hold, in the aggregate, at
                                       least 25% of the Series 3 Preferred
                                       issued to them hereunder, no future
                                       registration rights may be granted
                                       without consent of the holders of a
                                       majority of the Registrable Shares,
                                       unless such rights are subordinated to
                                       the Investors' registration rights.

                                 j)    In the event of an IPO, if the
                                       underwriter exercises an overallotment
                                       provision, holders of the Registrable
                                       Shares will be entitled to sell up to 10% of the overallotment prior to the Surviving Corporation selling any additional stock, subject to underwriter's customary cutback. If such overallotment is insufficient to permit each of the holders of

Confidential

Amended and Restated Term Sheet dated 4/9/03 Between Palisade Capital, Rex Licklider and Certain Other Investors

                                 Registrable Shares to exercise their right to sell such portion of their respective Registrable Shares as each such holder elects, then the number of Registrable Shares sold in the overallotment by holders of Registrable Shares shall be determined on a pro rata basis. Any shares not sold in the overallotment by the holders of the Registrable Shares may be sold by the Surviving Corporation or such stockholder(s) as the Surviving Corporation may permit.

                                 "Registrable Shares" means (1) shares of Surviving Common which were issued to the Investors hereunder, (2) shares of Surviving Common which are issued or issuable upon conversion of the Series 3 Preferred, and (3) any shares of Surviving Common issued to or issuable to (whether upon conversion or exercise of or in exchange for any other security) any holder of the securities described in subsections (1) or (2) of this definition.

Preemptive Rights                For so long as an Investor holds at least 25%
                                 of the Series 3 Preferred issued to it
                                 hereunder, prior to a Qualified IPO, a merger, or an acquisition of all or substantially all of the equity securities or assets of the Surviving Corporation approved by the Board of Directors (including both Series 3 Directors)
                                 (an "Approved Acquisition"), such Investor shall have the right to purchase its pro rata share, based on such Investor's holdings of Surviving Common and Surviving Common issuable upon conversion of Series 3 Preferred as compared with the total outstanding Surviving
                                 Common (on an as-converted to common basis), of all new issuances of Surviving Common or Preferred Stock except issuances of Excluded
                                 Securities.

Tag-Along Rights                 For so long as at least 25% of the Series 3
                                 Preferred issued hereunder remains outstanding, if, at any time prior to a Qualified IPO or an Approved Acquisition, a holder of any Subject
                                 Security (as defined below) seeks to sell, transfer or convey ("Transfer") any such Subject Security, such Transfer shall be subject to customary Tag-Along Rights in favor of the holders of the Series 3 Preferred, provided that, such holders comply with the requirements of the purchaser of such securities in accordance with the terms and conditions of the operative purchase agreement.
                                 In such event, the holder of Series 3 Preferred will have the right to participate in the Transfer on the same terms as the selling shareholder on a pro-rata basis, subject to certain customary limitations.

                                 "Subject Securities" means the Series 1
                                 Preferred, the Series 2 Preferred and the
                                 Surviving Common (other than that which are Registrable Shares) or any security which is exercisable or exchangeable for or convertible into any of the foregoing (other than the Series 3 Preferred).

Right of First Offer             Prior to a Qualified IPO or Approved
                                 Acquisition, if Palisade or any Investor, on the one hand, or any Surviving Stockholder, on the other (in each such case, a "Selling
                                 Stockholder"), wishes to sell, transfer or convey any securities of Surviving Corporation owned by such person or entity,
Confidential

Amended and Restated Term Sheet dated 4/9/03 Between Palisade Capital, Rex Licklider and Certain Other Investors

                                 including shares of Surviving Common and shares of the Series 1, 2 and 3 Preferred (the "Offered Shares"), then the Selling Stockholder must offer to sell the Offered Shares first to Surviving Corporation, and, secondly, to the other non-Selling Stockholders (if Surviving Corporation elects not to, or cannot legally, purchase all Offered Shares) at the price, and on the terms proposed by the Selling Stockholder (the "Proposed Terms"). Surviving Corporation shall have the right (the "Surviving Corporation Right") to purchase all, but not less than all, of the Offered Shares in accordance with the Proposed Terms. If the Surviving Corporation does not exercise the Surviving Corporation Right to purchase all Offered Shares, then the non-Selling Stockholders will be permitted to purchase all (but not less than all) of the Offered Shares, in accordance with the Proposed Terms, in the ratio that the number of securities of Surviving Corporation owned by non-Selling Shareholders wishing to exercise their rights hereunder (assuming conversion of all convertible securities, options and warrants owned by such person(s), including the Series 1, 2 and 3 Preferred) bears to the total number of shares of Surviving Common outstanding as of such date (again, assuming conversion of all such convertible securities, options and warrants). If the non-Selling Stockholders do not exercise their right to purchase all of the Offered Shares in accordance with the Proposed Terms, the Selling Stockholder may sell the Offered Shares to a third-party upon terms and conditions no more favorable than the Proposed Terms. The Definitive Documents (as hereinafter defined) shall provide customary notice, exercise requirements, payment terms and other terms and conditions as are typically included in such provisions. Notwithstanding the foregoing, any holder of less than 5% of the Surviving Common (on a fully-diluted as converted basis), shall be subject to the obligations of this Right of First Offer but shall not be entitled to the benefits thereof.

Voting Agreement                 In connection with the execution of a
                                 definitive merger agreement, the Investors identified by Palisade shall enter into a voting agreement with the Surviving
                                 Stockholders and Palisade pursuant to which such Investors shall give the Surviving
                                 Stockholders or their nominee an irrevocable proxy to vote their shares in favor of the Merger and the transactions contemplated hereby and such Insider Stockholders agree to vote their shares in favor thereof.

Rollover Agreement               In connection with the execution of a
                                 definitive merger agreement, certain Investors identified by Palisade shall enter into a Rollover Agreement with MergerCo, pursuant to which such Investors shall agree to convert the securities of MergerCo owned by them into shares of capital stock of the Surviving
                                 Corporation containing similar terms following the Merger.

Indemnity Agreement:             In connection with the closing of the Merger,
                                 the Surviving Corporation shall enter into an Indemnity Agreement with Palisade agreeing to indemnify Palisade in connection with any breach of any representation or

Confidential

Amended and Restated Term Sheet dated 4/9/03 Between Palisade Capital, Rex Licklider and Certain Other Investors

                                 warranty contained in the definitive merger agreement (other than a representation or warranty made by Palisade).

Employment Agreements            The executive officers of the Company
                                 identified by Palisade following its due diligence review of the Company shall enter into employment agreements with the Surviving
                                 Corporation in form and substance reasonably satisfactory to Palisade and such executive officers.

Key Man Insurance                The Surviving Corporation will obtain a key man
                                 insurance policy in the amount of $1 million to cover Rex Licklider.

Conditions Precedent             The conditions precedent to the completion of
                                 the Merger will include, among others: (i) the concurrence of the special committee of the Company's board of directors ("Special
                                 Committee") that the price of $3.00 to be paid for the Public Stock is fair from a financial point of view, (ii) the absence of any objection by the Special Committee to any other aspect of the terms and conditions of the proposed agreement of merger, (iii) the approval of the terms and conditions of the Merger and all Definitive Documents by (A) the Company's board of directors and (B) the Surviving Stockholders and (C) the Investors,
                                 (iv) the negotiation and execution of
                                 Definitive Documents (as hereinafter defined),
                                 (v) the satisfactory completion of due
                                 diligence by the Investors and their
                                 representatives, (vi) the absence of any material adverse change in the business of the Company, (vii) the receipt by the Investors of an opinion of counsel to the Company as to certain matters, in form and substance acceptable to the Investors, (viii) the receipt of the Noteholders' Consent (as defined below), together with an opinion of special counsel to the Company, addressed to the Trustee under the Indenture, to the effect that the "Change of Control" provisions set forth in the Indenture may be amended by the approval or consent of holders of a majority in principal amount of the Senior Notes then outstanding provided that such opinion is either addressed to Palisade or such special counsel delivers a letter to Palisade allowing Palisade to rely on such opinion; (ix) the Special Committee's (and the
                                 Company's Board's) having taken such action as is necessary to render the Company Rights
                                 Agreement (as defined below) inapplicable to the Merger and the other transactions contemplated hereby, and (x) the solicitation of proxies in accordance with Regulation 14D of the '34 Act, and the approval by the Company's shareholders of the Merger and the Definitive
                                 Documents.

                                 "Noteholders' Consent" means the consent of the holders of Senior Notes necessary to amend the terms of the Indenture dated April 1, 1999 between the Company and U.S. Bank Trust National Association, as trustee (the "Indenture"), to eliminate the change of control repurchase obligation as set forth in the Indenture resulting from the Merger or the other transactions contemplated hereby.

Confidential

Amended and Restated Term Sheet dated 4/9/03 Between Palisade Capital, Rex Licklider and Certain Other Investors

                                 "Company Rights Agreement" means the Rights
                                 Agreement dated as of October 6, 1998 by and between the Company and American Stock Transfer & Trust Company, as amended.

Closing The closing is anticipated to occur once the Company has received all necessary approvals for the Transaction.

                         SECTION II - BINDING PROVISIONS

Exclusivity                      In exchange for the Investors committing time
                                 and incurring expense to close the transactions contemplated hereby, the Signing Stockholders each agree that until June 8, 2003, they shall not, directly or indirectly, make any solicitations, enter into any negotiations or discuss a possible financing, merger, sale, recapitalization or any possible disposition of all or substantially all of the assets of the Company or the capital stock of the Company, including the shares of capital stock of the Company owned by them (a "Transaction"), with any party other than Palisade and the Investors; provided, however, that nothing in this Section II shall prevent or preclude any one or more of the Signing Stockholders from entering into any such negotiations or discussions with regard to, or from otherwise investigating, considering, approving or entering into, any Transaction or potential
                                 Transaction that is being investigated,
                                 considered, negotiated or discussed, or that is proposed to be entered into, by the Special
                                 Committee or its advisors, or from discussing
                                 Transactions or potential Transactions with the Special Committee and its advisors.
                                 Notwithstanding the foregoing, in the event that the transaction contemplated by this Term
                                 Sheet has not been abandoned by the parties hereto and any one or more of the Signing
                                 Stockholders enter or enters into any such negotiations or discussions and as a result of such negotiations or discussions the Signing
                                 Stockholders intend to enter, prior to June 8, 2003, into an agreement relating to such Transaction, the Signing Stockholders shall give Palisade notice of such intent at least three (3) days prior to entering into such other transaction, and during such three day period shall negotiate in good faith with Palisade in order that Palisade shall have the opportunity to propose revised terms and conditions to the terms and and conditions set forth in this Term Sheet. Nothing in this
                                 Section II shall be construed to prevent or preclude any Signing Stockholder, or any designee of a Signing Stockholder on the Board of Directors of the Company from fulfilling his or her fiduciary duty in his or her capacity as a director or officer of the Company.

Expenses If the Company, MergerCo and Palisade do not enter into the definitive agreement for any reason (including if the Company enters into an alternative transaction), other than as a result of a breach of the terms of this Term Sheet by Palisade, then Rex Licklider, David Michael Talla and Millennium Partners, on a joint and several basis, shall pay all reasonable expenses incurred by the Investors in connection with their due diligence, legal review and documentation of the investment, including without
Confidential

Amended and Restated Term Sheet dated 4/9/03 Between Palisade Capital, Rex Licklider and Certain Other Investors

                                 limitation reasonable fees and expenses of legal counsel (the "Palisade Fees"). Such Palisade Fees shall be payable within thirty
                                 (30) days of receipt of invoices therefor. For purposes of this provision, failure to enter into a definitive agreement resulting from an inability of the parties to agree on the terms of the exclusivity, termination fee and expense provisions of a definitive agreement shall not be deemed a breach of the terms of this Term Sheet by Palisade and Rex Licklider, David Michael Talla and Millennium Partners shall, on a joint and several basis, pay the Palisade Fees to Palisade pursuant to the terms of this provision.

Confidentiality                  The terms herein are confidential and will not
                                 be disclosed except as otherwise agreed in advance in writing by each of the parties hereto, subject to the parties reporting and disclosure obligations under the '34 Act.

Counterparts                     This Term Sheet may be executed in any number
                                 of counterparts, each of which shall be an original, but all of which together shall constitute one instrument. This Term Sheet may also be executed via facsimile, which shall be deemed an original.

Governing Law                    This Term Sheet and the related transaction
                                 documents and all matters arising directly or indirectly herefrom and therefrom shall be governed by the laws of the State of Delaware on all matters, in each case, without reference to the choice or conflicts of law provisions thereof.

Effect of Term Sheet             The parties expressly agree that no binding
                                 obligations will be created until Definitive
                                 Documents are executed and delivered by the parties, other than as set forth under the heading "Binding Provisions" (namely,
                                 "Exclusivity, "Expenses," "Confidentiality,"
                                 "Counterparts," "Governing Law," and "Effect of this Term Sheet") which are intended to be and shall be legally binding. Subject to the foregoing, it is understood that any of the parties is free to terminate the discussions at any time and for any reason prior to the execution of Definitive Documents.

                            [Signature Pages Follow]

Confidential

Amended and Restated Term Sheet dated 4/9/03 Between Palisade Capital, Rex Licklider and Certain Other Investors

This Term Sheet is hereby accepted and agreed to as of April 9, 2003, by each of the following:

Palisade Concentrated Equity Partnership, L.P.

By: Palisade Concentrated Holdings, LLC, its general partner

By: /s/ Eric Bertrand
    -----------------
Name: Eric Bertrand
Title: Member
Signed on April 9, 2003


THE SIGNING STOCKHOLDERS:

/s/ Rex Licklider
-----------------
Rex Licklider
Signed on April 10, 2003

/s/ David Michael Talla
-----------------------
David Michael Talla
Signed on April 10, 2003


Millennium Partners LLC

By: Millennium Partners Management LLC, its manager
      By: Millennium Manager I, Inc., its managing member

      /s/ Philip Lovett
      ------------------------------------
      By: Philip Lovett
      Its: President
      Signed on April 9, 2003


Millennium Entertainment Partners L.P.

By: Millennium Entertainment Associates L.P., its general partner
      By: Millennium Entertainment Corp., its general partner


      /s/ Philip Lovett
      ------------------------------------
      By: Philip Lovett
      Its: President
      Signed on April 9, 2003

Confidential

Amended and Restated Term Sheet dated 4/9/03 Between Palisade Capital, Rex Licklider and Certain Other Investors

MDP Ventures I LLC

By: Millennium Development Partners L.P., its managing member
        By: Millennium Development Associates L.P., its general partner
                By: Millennium Development Corp., its general partner

      /s/ Philip Lovett
      ------------------------------------
      By: Philip Lovett
      Its: President
      Signed on April 9, 2003


MDP Ventures II LLC

By: Millennium Development Partners II, LLC, its managing member

      /s/ Philip Lovett
      ------------------------------------
      By: Philip Lovett
      Its: President
      Signed on April 9, 2003


Millennium Development Partners L.P.

By: Millennium Development Associates LP, its general partner
        By: Millennium Development Associates L.P., its general partner
                By: Millennium Development Corp., its general partner


      /s/ Philip Lovett
      ------------------------------------
      By: Philip Lovett
      Its: President
      Signed on April 9, 2003


Kayne Anderson Capital Advisors, LP.

By: Kayne Anderson Investment Management, Inc, its general partner I

        By: /s/ Robert Sinnott
            ------------------
        Robert Sinnott
        Managing Director
        Signed on April 10, 2003

Confidential

Amended and Restated Term Sheet dated 4/9/03 Between Palisade Capital, Rex Licklider and Certain Other Investors

SCHEDULE A

                             SURVIVING STOCKHOLDERS

         Kayne Anderson Capital Advisors, LP
         Rex Licklider
         David Michael Talla
         Millennium Partners LLC
         Millennium Entertainment Partners L.P.
         MDP Ventures I LLC
         MDP Ventures II LLC
         Millennium Development Partners L.P.

         Baron Capital
         Townsend Group
         Mark Spino
         Phil Swain
         Nanette Pattee Francini

Confidential

Amended and Restated Term Sheet dated 4/9/03 Between Palisade Capital, Rex Licklider and Certain Other Investors

SCHEDULE B

                           MILLENIUM PARTNERS ENTITIES

For purposes of this Term Sheet, "Millennium Partners" means the following entities, collectively:

                             Millennium Partners LLC
                     Millennium Entertainment Partners L.P.
                               MDP Ventures I LLC
                               MDP Ventures II LLC
                      Millennium Development Partners L.P.

Confidential